SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.(1) (the “Issuer”)
(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)
(Title of Class of Securities)

4005102(2)
(CUSIP Number)

Rémi Maumon de Longevialle
Chief Financial Officer, Vinci Airports SAS and
President, CONCESSOC 31 SAS
1973 Boulevard de la Défense
92000 Nanterre, France
+33 1 57 98 73 85
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________
(1)  Translation of Issuer’s Name: Central North Airport Group.
(2)  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP NO. NOT APPLICABLE
1	NAMES OF REPORTING PERSONS
VINCI SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9 % Series B Shares (4) (See Item 5)

14	TYPE OF REPORTING PERSON
HC, CO

__________________________
(3)  Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(4)  Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE
1	NAMES OF REPORTING PERSONS
VINCI Concessions SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares(5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares(5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9 % Series B Shares(6) (See Item 5)

14	TYPE OF REPORTING PERSON
HC, CO

__________________________
(5)  Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(6)  Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE
1	NAMES OF REPORTING PERSONS
VINCI Airports SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares(7)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares(7)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9 % Series B Shares(8) (See Item 5)

14	TYPE OF REPORTING PERSON
HC, CO

__________________________
(7)  Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(8)  Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE
1	NAMES OF REPORTING PERSONS
CONCESSOC 31 SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares(10)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares(10)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9% Series B Shares(11) (See Item 5)

14	TYPE OF REPORTING PERSON
HC, CO

_______________________

(9)  CONCESSOC owns 862,703,375 shares of SETA. VINCI Airports Participations SAS owns 1 share of SETA for purposes of complying with Section I of Article 89 of the Mexican General Law of Business Organizations (Artículo 89 fracción I de la Ley General de Sociedades Mercantiles); however, while VINCI Airports Participations SAS is allowed to vote through its ownership of one share of SETA, it holds no dispositive or voting power for purposes of beneficial ownership over the 7,516,377 Series B Shares and 49,766,000 Series BB shares owned by SETA.

(10) Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(11) Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE
1	NAMES OF REPORTING PERSONS
Servicios de Tecnologia Aeroportuaria, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
57,282,377 Series B Shares(12)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
57,282,377 Series B Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,282,377 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8 % Series B Shares(13) (See Item 5)

14	TYPE OF REPORTING PERSON
HC, CO

_______________________________
(12)
Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

(13)
Percentage calculated based on 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA at the Closing Date. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE
1	NAMES OF REPORTING PERSONS
Aerodrome Infrastructure S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,529,833 Series B Shares(14)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,529,833 Series B Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,529,833 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1 % Series B Shares(15) (See Item 5)

14	TYPE OF REPORTING PERSON
HC, CO

_________________________

(14) (15)
Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome.
Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome.

Item 1. Security and Issuer
 This Schedule 13D is being filed in relation to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Central Norte, S.A.B. de C.V. (the “Issuer” or “OMA”).
The address of the principal executive offices of the Issuer is Torre Latitud, L501, Piso 5, Av. Lázaro Cárdenas 2225, Col. Valle Oriente, San Pedro Garza García, Nuevo León, México.
Item 2. Identity and Background
This Schedule 13D is being filed by VINCI SA (“VINCI”), VINCI Concessions SAS (“VINCI C”), VINCI Airports SAS (“VINCI A”) and CONCESSOC 31 SAS (“CONCESSOC” and together with VINCI, VINCI C and VINCI A, the “VINCI Entities”), Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) and Aerodrome Infrastructure S.à r.l. (“Aerodrome” and together with the VINCI Entities and SETA, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement dated December 7, 2022, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
VINCI C, VINCI A and CONCESSOC are simplified joint-stock companies (sociétés par actions simplifiées) organized under the laws of France. VINCI is a public limited company (société anonyme) organized under the laws of France. Aerodrome is a private limited company (société à responsabilité limité) organized under the laws of the Grand Duchy of Luxembourg and SETA is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.
VINCI is the parent company of the VINCI Entities, and its principal business is financing, designing, building, and operating infrastructure projects around the world, which include concession, energy, and construction projects. VINCI C is a wholly-owned subsidiary of VINCI and its principal business is managing the worldwide concession operations of the VINCI Entities. VINCI A is a wholly-owned subsidiary of VINCI C and its principal business is managing the everyday operation of the VINCI Entities’ airports. CONCESSOC is a wholly-owned subsidiary of VINCI A and its principal business is to hold investments for VINCI A. Aerodrome is a wholly-owned subsidiary of CONCESSOC and its principal business is to hold investments for CONCESSOC. SETA is 99.99% owned by CONCESSOC and 0.01% owned by Vinci Airports Participations SAS, a simplified joint-stock company (société par actions simplifiées) organized under the laws of France (a wholly-owned subsidiary of VINCI A). SETA’s principal business is to act as a strategic partner to OMA and provide management and consulting services and transfer industry expertise and technology to OMA for a fee, as set forth in that certain technical assistance and transfer of technology agreement (Contrato de Asistencia Técnica y Transferencia de Tecnología) dated June 14, 2000, by and among, inter alia, OMA and SETA, as amended by that certain Second Amendment to Technical Assistance and Transfer of Technology Agreement dated April 13, 2015 and that certain Third Amendment to Technical Assistance and Transfer of Technology Agreement dated December 14, 2020, and as may be amended from time to time (the “TATTA”) (which grants SETA the right to appoint and nominate the same number of directors and officers that it is currently entitled to appoint under the Issuer’s bylaws, as long as it remains in effect and SETA continues to hold at least 7.65% of OMA’s capital stock in the form of Series BB shares).
The VINCI Entities’ principal address is 1973 Boulevard de la Défense, 92000 Nanterre, France.
Aerodrome’s principal address is 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.
SETA’s principal address is Avenida Patriotismo No. 201, Piso 7 B43, Colonia, San Pedro de los Pinos, Alcaldía Benito Juárez, C.P. 03800, Ciudad de México, México.
Attached as Appendix A is the information concerning the executive officers and board of directors of the VINCI Entities. Attached as Appendix B is the information concerning the board of managers of Aerodrome; Aerodrome does not have executive officers, as permitted by Luxembourg law. Attached as Appendix C is the information concerning the executive officers and board of directors of SETA. Each of Appendix A, Appendix B and Appendix C is incorporated by reference into this Item 2.
None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in Item 4 is hereby incorporated by reference into this Item 3.
Item 4.  Purpose of Transaction
On December 7, 2022 (the “Closing Date”), CONCESSOC completed the purchase of all the equity interests in SETA and Aerodrome. As of the Closing Date, SETA and Aerodrome collectively own 66,046,210 of OMA’s Series B Shares (including Aerodrome’s Series B Shares represented by ADSs) (the “Purchased Series B Shares”) and SETA owns 49,766,000 of OMA’s Series BB shares (the “Purchased Series BB Shares”). Together, the Purchased Series B Shares and the Purchased Series BB Shares account for approximately 29.9% of OMA’s total issued and outstanding capital stock. The purchase was completed pursuant to a Share Purchase Agreement dated July 31, 2022, by and among, inter alia, CONCESSOC as purchaser and Fintech Holdings Inc., Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l. as sellers (collectively, the “Sellers”), in which CONCESSOC agreed to purchase 100% of the equity interests held by the Sellers in SETA and Aerodrome, respectively (as amended on December 2, 2022, the “SPA”) for US$1,170,000,000, (x) using (i) a shareholder loan from VINCI A pursuant to the terms of an intercompany loan agreement (convention de compte courant d’associé), dated December 6, 2022 (the “Intercompany Loan Agreement”), by and between VINCI A and CONCESSOC, and a subordination agreement, dated December 7, 2022, by and between VINCI A and CONCESSOC (the “Subordination Agreement”), in the amount of EUR733,321,301.04 and (ii) term loans denominated in Mexican Pesos (“MXN”) of approximately MXN$8,750,000,000 under the Credit Agreement (as defined below) and (y) in connection with the repayment of the Closing Debt (as defined below), (i) holding a promissory note for repayment of funds issued by Aerodrome to the benefit of CONCESSOC in consideration for payment of the Closing Debt dated December 7, 2022 (the “Promissory Note”) and (ii) entering into a set-off agreement with Aerodrome dated December 7, 2022, pursuant to which the Promissory Note is partially repaid by way of set-off against a contribution made by CONCESSOC to Aerodrome’s share capital, and a second set-off agreement for the repayment of the outstanding amount of Aerodrome’s debt dated December 14, 2022, pursuant to which Aerodrome’s outstanding debt under the Promissory Note is fully repaid by way of set-off against a contribution made by CONCESSOC to Aerodrome’s share capital (the “Repayment Agreements”). Under the SPA, the parties also agreed that each of the officers, board of directors and managers of SETA and Aerodrome would resign from their positions effective immediately upon the Closing Date. New officers, board of directors and managers have been appointed to SETA and Aerodrome, and new directors have been appointed to the board of directors of OMA, as of the Closing Date.
CONCESSOC entered into a credit and guaranty agreement with (i) Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (“Inbursa”); (ii) HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC (“HSBC”); and (iii) Scotiabank Inverlat S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat (“Scotiabank”, and together with Inbursa and HSBC, the “Lenders”), dated December 2, 2022 (the “Credit Agreement”), and SETA and Aerodrome as guarantors under the Credit Agreement (the “Guarantors”) pursuant to a joinder agreement, dated December 7, 2022 (the “Joinder Agreement”). Under the Credit Agreement, the Lenders agreed to provide CONCESSOC the following MXN denominated facilities: (i) two senior secured term loan facilities to be provided equally by Scotiabank and HSBC, in an aggregate principal amount up to MXN$4,750,000,000 comprised of the following: (a) a term loan facility A in an aggregate principal amount up to MXN$2,375,000,000 (the “TL Facility A”), maturing on the third anniversary of the date on which the TL Facilities (as defined below) are disbursed (the “Facilities Closing Date”), and (b) a term loan facility B in an aggregate principal amount up to MXN$2,375,000,000 (the “TL Facility B” and together with the TL Facility A, the “Tranche A/B TL Facilities”), maturing on the fifth anniversary of the Facilities Closing Date, (ii) a senior secured term loan facility, to be provided by Inbursa, in an aggregate principal amount up to MXN$4,000,000,000 (the “TL Facility C”, and together with the Tranche A/B TL Facilities, the “TL Facilities”), maturing on the tenth anniversary of the Facilities Closing Date, and (iii) at the election of CONCESSOC, in lieu of maintaining a debt service reserve account, a senior secured revolving loan facility in an aggregate principal amount up to MXN$600,000,000  (the “Debt Service Reserve Facility”, and together with the TL Facilities, the “Loans”), maturing on the fifth anniversary of the Facilities Closing Date.
The TL Facilities are secured by first priority security interests in favor of Scotiabank, as collateral agent (for the benefit of the Lenders), in respect of substantially all the assets of (i) CONCESSOC, (ii) SETA, and (iii) Aerodrome, including, among others the Purchased Series B Shares and the Purchased Series BB Shares. The security documents for the Loans consist of (i) a Mexican law-governed irrevocable security and management trust agreement (fideicomiso de garantía), dated December 7, 2022, by and among SETA as settlor and beneficiary in second place, CIBanco, S.A., Institución de Banca Múltiple, as trustee, and Scotiabank as collateral agent, as first place beneficiary (the “Guaranty Trust Agreement”), pursuant to which the trustee thereunder holds, among others, the collection rights (but not the obligations) with respect to the payments owed by the Issuer under the TATTA, (ii) a Mexican law-governed contribution agreement (convenio de aportación), dated December 7, 2022, by and among SETA as settlor and beneficiary in second place, CIBanco, S.A., Institución de Banca Múltiple, as trustee, and Scotiabank as collateral agent, as first place beneficiary (the “Contribution Agreement”), pursuant to which the settlor irrevocably transferred and assigned to the trustee the rights under the TATTA, (iii) a Mexican securities law pledge agreement (contrato de prenda bursátil sobre acciones) dated December 7, 2022, by and among SETA and Aerodrome as pledgors, Scotiabank as pledgee, in its capacity as Mexican collateral agent and Scotia Inverlat Casa de Bolsa S.A. de C.V., Grupo Financiero Scotiabank Inverlat in its capacity as depositary, manager and executor (the “Mexican Securities Pledge Agreement”), over the Purchased Series B Shares, (iv) a Mexican share pledge agreement (contrato de prenda sobre acciones) dated December 7, 2022, by and among CONCESSOC, Vinci Airports Participations SAS and SETA as pledgors, Scotiabank as pledgee, in its capacity as Mexican collateral agent, with the appearance of SETA and OMA (the “Mexican Share Pledge Agreement”), over the (a) 100% interest in SETA shares acquired by CONCESSOC and Vinci Airports Participations SAS and (b) the Purchased Series BB Shares held by SETA in connection with the transactions described in the SPA, (v) a Mexican non-possessory pledge agreement (contrato de prenda sin transmisión de posesión) dated December 7, 2022, by and among CONCESSOC and Aerodrome as pledgors, Scotiabank as pledgee, in its capacity as Mexican collateral agent (the “Mexican Account Pledge Agreement”), over certain bank accounts of CONCESSOC and Aerodrome, and (vi) a Luxembourg law governed share pledge agreement dated December 7, 2022, by and among CONCESSOC, as pledgor, Scotiabank, as collateral agent. and Aerodrome, as company that is accepting its shares being pledged in accordance with Luxembourg law (the “Luxembourg Pledge Agreement”), over the 100% interest in Aerodrome shares acquired by CONCESSOC in connection with the transactions described in the SPA.
On the Closing Date, Inbursa, Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico, and ICBC Standard Bank (the “Acquired Companies’ Creditors”) executed and issued a pay-off letter, confirming that (i) that certain MXN$6,200,000,000 margin loan agreement dated December 6, 2021 (the “Margin Facility”), between Aerodrome, as borrower, and the Acquired Companies’ Creditors, as lenders, was repaid in full and terminated in accordance with its terms, and (ii) all liens in respect of any property of Aerodrome, SETA, OMA and their respective subsidiaries created pursuant to or in connection with the Margin Facility were released and discharged in full. The Margin Facility was secured by (i) the Purchased Series BB Shares, (ii) the Series B Shares owned by SETA and Aerodrome, which included the Purchased Series B Shares (some of the pledged Series B Shares owned by Aerodrome were divested prior to the Closing Date and were not part of the Purchased Series B Shares), (iii) the shares of SETA owned by Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l. and (iv) the collection rights under the TATTA and amounts thereunder. In addition, on the Closing Date, (i) the loan agreement, dated as of July 9, 2021, by and between Fintech Investments Ltd., as lender and Aerodrome as borrower, as amended from time to time and (ii) the loan agreement dated as of July 29, 2021, by and between Fintech Investments Ltd., as lender, and Aerodrome, as borrower, as amended from time to time (the “Fintech Investments Loan Agreements,” together with the Margin Facility, the “Closing Debt”) were paid in full and terminated in accordance with their terms and all liens in respect to any property of Aerodrome, OMA and their respective subsidiaries created pursuant to or in connection with the Fintech Investment Loan Agreements were released and discharged in full. The repayment of the Closing Debt amounted to $347,772,546.03.
The Reporting Persons may consider from time to time acquiring an additional interest in Series B Shares of the Issuer. Pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores), if the Reporting Persons intend to acquire an aggregate interest of 30% or more of the outstanding shares of the Issuer, a tender offer would need to be conducted in Mexico with the prior approval of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). Furthermore, depending on various factors including, without limitation, the Reporting Persons’ overall investment strategies and liquidity requirements, applicable legal and regulatory constraints, conditions in the securities and capital markets and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider seeking a delisting of the ADSs representing Aerodrome’s Series B Shares from the NASDAQ Stock Market LLC and terminate registration of the ADSs under the Exchange Act.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

The information disclosed in this section does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as Exhibits 3 and 4 to this Schedule 13D to include its amendment, the Credit Agreement, which is filed as Exhibit 5 to this Schedule 13D, the Joinder Agreement, which is filed as Exhibit 6 to this Schedule 13D, the Guaranty Trust Agreement, which is filed as Exhibit 7 to this Schedule 13D, the Contribution Agreement, which is filed as Exhibit 8 to this Schedule 13D, the Mexican Securities Pledge Agreement, which is filed as Exhibit 9 to this Schedule 13D, the Mexican Share Pledge Agreement, which is filed as Exhibit 10 to this Schedule 13D, the Mexican Account Pledge Agreement, which is filed as Exhibit 11 to this Schedule 13D, the Luxembourg Pledge Agreement, which is filed as Exhibit 12 to this Schedule 13D, the Intercompany Loan Agreement, which is filed as Exhibit 13 to this Schedule 13D, the Subordination Agreement, which is filed as Exhibit 14 to this Schedule 13D, the Promissory Note, which is filed as Exhibit 15 to this Schedule 13D, the Repayment Agreements, which are filed as Exhibits 16 and 17 to this Schedule 13D, and the TATTA, which is filed as Exhibits 18-20 to this Schedule 13D to include its amendments, which are incorporated herein by reference in their entirety. Investors are urged to read the SPA, the Credit Agreement, the Joinder Agreement, the Guaranty Trust Agreement, the Contribution Agreement, the Mexican Securities Pledge Agreement, the Mexican Share Pledge Agreement, the Mexican Account Pledge Agreement, the Luxembourg Pledge Agreement, the Intercompany Loan Agreement, the Subordination Agreement, the Promissory Note, the Repayment Agreements and the TATTA for more complete descriptions of the provisions contained therein.
Item 5. Interest in Securities of the Issuer
(a)-(b) As of the date of this Schedule 13D filing, the Reporting Persons have the following direct and indirect beneficial interest in Series B Shares.
Name/ Entity	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
VINCI(2)	0	0%	115,812,210	29.9%	115,812,210	29.9%
VINCI C(2)	0	0%	115,812,210	29.9%	115,812,210	29.9%
VINCI A(2)	0	0%	115,812,210	29.9%	115,812,210	29.9%
CONCESSOC(2)	0	0%	115,812,210	29.9%	115,812,210	29.9%
SETA(4)	57,282,377	14.8%	0	0%	57,282,377	14.8%
AERODROME(5)	58,529,833	15.1%	0	0%	58,529,833	15.1%

(1) All percentages are based on 386,169,425 Series B Shares outstanding, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission (“SEC”) on April 29, 2022, which is currently comprised of 336,403,425 Series B Shares outstanding plus the Purchased Series BB Shares that SETA is entitled to convert into Series B Shares solely upon their disposition to a third party.
(2) VINCI is the parent company of the VINCI Entities. VINCI C is a wholly-owned subsidiary of VINCI, VINCI A is a wholly-owned subsidiary of VINCI C, and CONCESSOC is a wholly-owned subsidiary of VINCI A. CONCESSOC owns 99.99% of shares of SETA and VINCI Airports Participations SAS owns 0.01% of SETA; however, VINCI Airports Participations SAS holds no dispositive or voting power over the 7,516,377 Series B Shares and 49,766,000 Series BB shares owned by SETA. CONCESSOC owns 100% of the equity interest of Aerodrome.
(4) SETA has the sole power to vote and dispose of 7,516,377 Series B Shares and the Purchased Series BB Shares that SETA is entitled to convert into Series B Shares (solely upon their disposition to a third party), representing 14.8% of the shares of the Issuer.
(5) Aerodrome has the sole power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs), representing 15.1% of the shares of the Issuer.
VINCI exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares indirectly through VINCI C.
VINCI C exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares indirectly through VINCI A.

VINCI A exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares indirectly through CONCESSOC.
CONCESSOC exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares indirectly through SETA and Aerodrome.
(c) CONCESSOC acquired 100% of the equity interest of Aerodrome and 99.99% shares of SETA on December 7, 2022.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 2 and Item 4 is hereby incorporated by reference into this Item 6.
Participation Agreement
The rules governing the original sale of the Issuer’s Series BB shares from the Mexican government in 2000 to SETA as part of the first stage of the Issuer’s privatization required SETA, the Issuer and the Mexican Ministry of Communications and Transportation to enter into a Participation Agreement, dated June 14, 2000, among OMA, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, Sociedad Nacional De Credito, Trust Department (“NAFIN”), Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., SETA, Constructoras ICA, S.A. de C.V., Aéroports de Paris and VINCI, with the appearance of Bancomext (as amended, the “Participation Agreement”), which established the framework for certain related agreements, including the TATTA, and granted SETA the right to elect three directors and their alternates at each shareholders’ meeting as a holder of Series BB shares. In connection with the Participation Agreement, NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation entered into an Agreement dated December 21, 2005, with respect to certain provisions of the Participation Agreement (the “Related Participation Agreement”).
The foregoing description of the Participation Agreement and associated transactions and agreements does not purport to be complete and is qualified in its entirety by reference to the Participation Agreement and its amendment, which are filed as Exhibits 21 and 22 to this Schedule 13D, and the Related Participation Agreement, which is filed as Exhibit 23 to this Schedule 13D, which are incorporated herein by reference in their entirety.
Item 7. Material to be Filed as Exhibits.
Exhibit Number	Description
1	Joint Filing Agreement, dated December 7, 2022, by and among the Reporting Persons.
2	Power of Attorney, dated December 7, 2022.
3
Share Purchase Agreement dated July 31, 2022, by and among, inter alia, CONCESSOC as purchaser and Fintech Holdings Inc, Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l. as sellers, with respect to the sale of 100% of the equity interests held by the sellers in SETA and Aerodrome, respectively (incorporated by reference to Exhibit 31 to Schedule 13D/A (Amendment No. 14) filed by Fintech Holdings Inc. with the SEC on August 1, 2022).

4
Amendment to Share Purchase Agreement dated December 2, 2022, by and among, inter alia, CONCESSOC as purchaser and Fintech Holdings Inc, Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l. and Expanse S.à r.l. as sellers (incorporated by reference to Exhibit 36 to Schedule 13D/A (Amendment No. 16) filed by Fintech Holdings Inc. with the SEC on December 7, 2022).

5	Credit and Guaranty Agreement dated December 2, 2022 by and among CONCESSOC as borrower and Inbursa, HSBC and Scotiabank as lenders.*
6	Joinder Agreement dated December 7, 2022, by and among SETA and Aerodrome as guarantors.
7
Irrevocable Security and Management Trust Agreement (fideicomiso de garantía) dated December 7, 2022, by and among CONCESSOC, SETA, and Aerodrome as settlors, and CIBanco, S.A., Institución de Banca Múltiple, as trustee, and Scotiabank as administrative agent, as first place beneficiary, English translation.*

8
Contribution Agreement (convenio de aportación), dated December 7, 2022, by and among SETA as settlor and beneficiary in second place, CIBanco, S.A., Institución de Banca Múltiple, as trustee, and Scotiabank as collateral agent, as first place beneficiary, English translation.*

9
Mexican Securities Law Pledge Agreement (contrato de prenda bursátil sobre acciones) dated December 7, 2022, by and among SETA and Aerodrome as pledgors, Scotiabank as pledgee, in its capacity as Mexican collateral agent and Scotia Inverlat Casa de Bolsa S.A. de C.V., Grupo Financiero Scotiabank Inverlat in its capacity as depositary, manager and executor, English translation.*

10
Mexican Share Pledge Agreement (contrato de prenda sobre acciones) dated December 7, 2022, by and among CONCESSOC, Vinci Airports Participations SAS and SETA as pledgors, Scotiabank as pledgee, in its capacity as Mexican collateral agent, with the appearance of SETA and OMA, English translation.*

11
Mexican Non-Possessory Pledge Agreement (contrato de prenda sin transmisión de posesión) dated December 7, 2022, by and among CONCESSOC and Aerodrome as pledgors, Scotiabank as pledgee, in its capacity as Mexican collateral agent, English translation.*

12	Luxembourg Share Pledge Agreement dated December 7, 2022, among CONCESSOC, as pledgor, Scotiabank, as collateral agent, and Aerodrome, as Company.
13	Shareholder Loan Agreement (convention de compte courant d’associé), dated December 6, 2022, by and between VINCI A and CONCESSOC, English translation.
14	Subordination Agreement, dated December 7, 2022, by and between VINCI A and CONCESSOC.
15	Promissory Note dated December 7, 2022, by and between CONCESSOC and Aerodrome.
16	Set-off Agreement dated December 7, 2022, by and between CONCESSOC and Aerodrome.*
17	Set-off Agreement dated December 14, 2022, by and between CONCESSOC and Aerodrome.*
18
Technical Assistance and Transfer of Technology Agreement (Contrato de Asistencia Técnica y Transferencia de Tecnología), dated June 14, 2000, by and among, inter alia, OMA and SETA (incorporated by reference to Exhibit 10.5 of the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

19
Second Amendment to Technical Assistance and Transfer of Technology Agreement dated April 13, 2015, among OMA, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA and Constructoras ICA, S.A. de C.V., Aéroports de Paris and VINCI, English translation (incorporated by reference to Exhibit 4.6 of the Issuer’s annual report on Form 20-F for the year ended December 31, 2015 filed on April 27, 2015).

20
Third Amendment to Technical Assistance and Transfer of Technology Agreement dated December 14, 2020 among OMA, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, and SETA, English translation (incorporated by reference to Exhibit 4.6 of the Issuer’s Form F-20-F filed on April 30, 2021).

21
Participation Agreement dated June 14, 2000, among OMA, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, Sociedad Nacional De Credito, Trust Department, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., SETA, Constructoras ICA, S.A. de C.V., Aéroports de Paris and VINCI, with the appearance of Bancomext, English translation (incorporated by reference to Exhibit 10.2 of the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

22
Amendment to Participation Agreement dated December 21, 2005, among OMA, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, Sociedad Nacional De Credito, Trust Department, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., SETA, Constructoras ICA, S.A. de C.V. and Aéroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to Exhibit 10.3 of the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

23
Agreement entered into among NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation with respect to certain provisions of the Participation Agreement, English translation (incorporated by reference to Exhibit 10.4 of the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006).

*
Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601. The Reporting Persons agree to furnish a copy of all omitted exhibits and schedules to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

VINCI SA

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
 Title: Attorney-in-Fact

VINCI CONCESSIONS SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

VINCI AIRPORTS SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

CONCESSOC 31 SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

SERVICIOS DE TECNOLOGIA AEROPORTUARIA, S.A. DE C.V.

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

AERODROME INFRASTRUCTURE S.À R.L.

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

Appendix A

The following table sets forth the name and present occupation or employment of each board director and executive officer of the VINCI Entities and the name, principal business and address of any corporation or other organization in which such employment is conducted.

1.	VINCI
Board of Directors

Name	Citizenship	Position	Principal Occupation	Business Address
Xavier HUILLARD	France	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of VINCI	1973 Boulevard de la Défense, 92000 Nanterre, France
Yannick PASQUIER (customary surname: ASSOUAD)	France	Director	Executive Vice-President, Avionics, Thales	1973 Boulevard de la Défense, 92000 Nanterre, France
Benoit BAZIN	France	Director	Chief Executive Officer of Saint-Gobain	1973 Boulevard de la Défense, 92000 Nanterre, France
Robert CASTAIGNE	France	Director	Director	1973 Boulevard de la Défense, 92000 Nanterre, France
Graziella GAVEZOTTI	Italy	Director	Chairman of the Board of Directors of Edenred Italia SRL	1973 Boulevard de la Défense, 92000 Nanterre, France
Caroline GRÉGOIRE SAINTE MARIE	France	Director	Director	1973 Boulevard de la Défense, 92000 Nanterre, France
Claude LARUELLE	France	Director	Chief Financial Officer of Veolia	1973 Boulevard de la Défense, 92000 Nanterre, France
Marie-Christine LOMBARD	France	Director	Chairman of the Executive Board of Geodis	1973 Boulevard de la Défense, 92000 Nanterre, France
René MEDORI	France	Director	Non-executive Chairman of Petrofac Ltd	1973 Boulevard de la Défense, 92000 Nanterre, France
Roberto MIGLIARDI	France	Director	Business engineer, at Axians Communication & Systems	1973 Boulevard de la Défense, 92000 Nanterre, France
Dominique JOLY-POTTUZ	France	Director	Head of Insurance at VINCI Construction France	1973 Boulevard de la Défense, 92000 Nanterre, France
Ana Paula MACHADO PESSOA	Brazil	Director	Chairwoman and Chief Strategy Officer of Kunumi AI	1973 Boulevard de la Défense, 92000 Nanterre, France

Alain SAÏD	France	Director	Business manager of Comsip	1973 Boulevard de la Défense, 92000 Nanterre, France
Pascale SOURISSE	France	Director	Senior Executive Vice-President, International Development, Thales	1973 Boulevard de la Défense, 92000 Nanterre, France
Abdullah Hamad AL-ATTIYAH (Qatar Holding LLC)	Qatar	Director	Chief Executive Officer of Qatari Diar Real Estate Investment Company	Q-Tel Diplomatic Tower, Qatar Financial Center, 8th Floor, Area Street West Bay, Doha, Qatar

Executive Officers

Name	Citizenship	Position	Principal Occupation	Business Address
Xavier HUILLARD	France	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer	1973 Boulevard de la Défense, 92000 Nanterre, France
Pierre COPPEY	France	Executive Vice-President	Executive Vice-President	1973 Boulevard de la Défense, 92000 Nanterre, France
Christian LABEYRIE	France	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer	1973 Boulevard de la Défense, 92000 Nanterre, France
Pierre DUPRAT	France	Vice-President, Corporate Communications	Vice-President, Corporate Communications	1973 Boulevard de la Défense, 92000 Nanterre, France
Christophe PÉLISSIÉ DU RAUSAS	France	Vice-President, Business Development	Vice-President, Business Development	1973 Boulevard de la Défense, 92000 Nanterre, France
Patrick RICHARD	France	General Counsel and Secretary of the Board of Directors	General Counsel and Secretary of the Board of Directors	1973 Boulevard de la Défense, 92000 Nanterre, France
Isabelle SPIEGEL	France	Environment Director	Environment Director	1973 Boulevard de la Défense, 92000 Nanterre, France
Jocelyne VASSOILLE	France	Vice-President, Human Resource	Vice-President, Human Resource	1973 Boulevard de la Défense, 92000 Nanterre, France

2.	VINCI A

Executive Officer

Name	Citizenship	Position	Principal Occupation	Business Address
Nicolas NOTEBAERT	France	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer	1973 Boulevard de la Défense, 92000 Nanterre, France
Rémi MAUMON DE LONGEVIALLE	France	Chief Financial Officer	Chief Financial Officer	1973 Boulevard de la Défense, 92000 Nanterre, France

3.	VINCI C

Executive Officers

Name	Citizenship	Position	Principal Occupation	Business Address
Xavier HUILLARD	France	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer	1973 Boulevard de la Défense, 92000 Nanterre, France
Nicolas NOTEBAERT	France	Chief Executive Officer	Chief Executive Officer, Vinci A	1973 Boulevard de la Défense, 92000 Nanterre, France
Olivier MATHIEU	France	Vice President	Vice President	1973 Boulevard de la Défense, 92000 Nanterre, France

4.	CONCESSOC

Executive Officer

Name	Citizenship	Position	Principal Occupation	Business Address
Rémi MAUMON DE LONGEVIALLE	France	Chairman and Chief Executive Officer	Chief Financial Officer, VINCI A	1973 Boulevard de la Défense, 92000 Nanterre, France

Appendix B

The following table sets forth the name and present occupation or employment of each board manager of Aerodrome and the name, principal business and address of any corporation or other organization in which such employment is conducted. Aerodrome does not have executive officers, as permitted by Luxembourg law.

Board of Managers

Name	Citizenship	Position	Principal Occupation	Business Address
Kent Svensson	Sweden	Class B Manager	Director, Arendt Services S.A.	9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg
Rémi MAUMON DE LONGEVIALLE	France	Class A Manager	Chief Financial Officer, VINCI A	1973 Boulevard de la Défense, 92000 Nanterre, France

Appendix C

The following table sets forth the name and present occupation or employment of each board director and executive officer of SETA and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Board of Directors

Name	Citizenship	Position	Principal Occupation	Business Address
Nicolas NOTEBAERT	France	President	Chief Executive Officer, VINCI A	1973 Boulevard de la Défense, 92000 Nanterre, France
Olivier MATHIEU	France	Secretary of the Board	Vice President, VINCI C	1973 Boulevard de la Défense, 92000 Nanterre, France
Rémi MAUMON de LONGEVIALLE	France	Director	Chief Financial Officer, VINCI A	1973 Boulevard de la Défense, 92000 Nanterre, France

Executive Officer

Name	Citizenship	Position	Principal Occupation	Business Address
Nicolas NOTEBAERT	France	Chief Executive Officer	Chief Executive Officer, VINCI A	1973 Boulevard de la Défense, 92000 Nanterre, France

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement on Schedule 13D jointly pursuant to Rule 13d-1(k). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the Series B Shares of Common Stock of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a publicly traded corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 7th day of December, 2022.

VINCI SA

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE
 LONGEVIALLE
Title: Attorney-in-Fact

VINCI CONCESSIONS SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE
 LONGEVIALLE
Title: Attorney-in-Fact

VINCI AIRPORTS SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE
 LONGEVIALLE
Title: Attorney-in-Fact

CONCESSOC 31 SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE
 LONGEVIALLE
Title: Attorney-in-Fact

SERVICIOS DE TECNOLOGIA AEROPORTUARIA, S.A. DE C.V.

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE
 LONGEVIALLE
Title: Attorney-in-Fact

AERODROME INFRASTRUCTURE S.À R.L.

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE
 LONGEVIALLE
Title: Attorney-in-Fact

[Signature Page to Joint Filing Agreement]

EXHIBIT 2

POWER OF ATTORNEY
Each of the undersigned, as a reporting person of Grupo Aeroportuario del Central Norte, S.A.B. de C.V. (the “Company”) under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby constitutes and appoints Nicolas NOTEBAERT and Rémi MAUMON DE LONGEVIALLE, joint and severally, and each of them, each of the undersigned’s true and lawful attorney‑in‑fact to:
(1)
execute, deliver and file for and on behalf of each of the undersigned, in each of the undersigned’s capacity as a shareholder of  the Company, filings on Schedule 13D in accordance with Section 13(d) of the Exchange Act;

(2)
do and perform any and all acts for and on behalf of any of the undersigned which may be necessary or desirable to complete and execute any such filing on Schedule 13D, complete and execute any amendment or amendments thereto and timely make such filing with the SEC and any stock exchange or similar authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of said attorneys‑in‑fact, may be of benefit to, in the best interest of, or legally required by, any of the undersigned, said attorneys-in-fact having full power and authority to do and perform in the name and on behalf of any of the undersigned every act necessary to be done in the premises as fully and as effectually as the undersigned might or could do in person; including, for the avoidance of doubt, but not limited to, executing attestations pursuant to SEC electronic signature requirements and a joint filing agreement.

Each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact shall do or cause to be done by virtue hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this December 7, 2022.
VINCI SA

By: /s/ Xavier HUILLARD
Name: Xavier HUILLARD
Title: Chief Executive Officer

VINCI CONCESSIONS SAS

By: /s/ Nicolas NOTEBAERT
Name: Nicolas NOTEBAERT
Title: President

VINCI AIRPORTS SAS

By: /s/ Nicolas NOTEBAERT
Name: Nicolas NOTEBAERT
Title: President

CONCESSOC 31 SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: President

SERVICIOS DE TECNOLOGIA AEROPORTUARIA, S.A. DE C.V.

By: /s/ Nicolas NOTEBAERT
Name: Nicolas NOTEBAERT
Title: Chief Executive Officer

AERODROME INFRASTRUCTURE S.À R.L.

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Director

[Signature Page to Power of Attorney]